PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY 10, 2002	Pursuant to Rule 424(b)(3) File No. 333-84948

PHARMACEUTICAL FORMULATIONS, INC.

Rights to Purchaseup
to 34,467,741 Shares of Common Stock at $.34 per Share

This prospectus supplement notes a decision which we recently announced to extend the expiration date of our rights offering and provides certain additional information regarding our company and financial statements.

You should read this prospectus supplement and the prospectus previously delivered carefully before you invest. Investing in our common stock involves risks. See "Risk Factors" beginning on page 19 of the prospectus before investing in our common stock.

If you desire an additional copy of the prospectus, please contact Walter Kreil, Pharmaceutical Formulations, Inc., P.O. Box 1904, Edison, NJ 08818; Tel: 732-819-3316.

You should rely only on the information we provide or information incorporated by reference in this prospectus supplement and the prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of this document.

Neither the Securities and Exchange Commission nor any state securities commission has approved these securities or determined that this prospectus supplement or the prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is July 2, 2002

Extension of Rights Offering

Pharmaceutical Formulations, Inc. has decided to extend the expiration date for the pending rights offering under the prospectus dated May 10, 2002 until 5:00 p.m. on August 9, 2002. A press release advising of such extension was issued on June 20, 2002 and a related Form 8-K was filed with the Securities and Exchange Commission on June 25, 2002. All references in our prospectus and the related offering material (including the rights subscription certificate. the instructions, the notice of guaranteed delivery and our letters to shareholders and brokers and their clients) to June 25, 2002 as the expiration date or to the Expiration Date as a defined term are amended to read August 9, 2002. In connection with the transfer of rights, references to June 18, 2002 are amended to read August 2, 2002. The record date for the rights offering has not been changed. We retain the right to further extend the exercise date.

Please see the "Rights Offering" below in this prospectus supplement and pages 64 through 74 of the prospectus for a description of the procedure to exercise your rights.

No Sales in Arizona

The rights offering is not being made, nor will we accept subscriptions for common stock from any person, in Arizona or any other jurisdiction in which the rights offering or the acceptance of such offering would not be in compliance with the securities or "blue sky" laws of such jurisdiction.

Recent Developments

On May 24, 2002 we made an offer to the holders of our 8% and 8.25% convertible subordinated debentures to extend the payment terms on those bonds, which were due to mature on June 15, 2002. An aggregate of $2,081,000 of the debentures were extended in accordance with the offer. The offer extended the payment date to June 15, 2003 at the current interest rate of 8% or 8.25%, depending on which bonds are held. In exchange for the bond holders' signed agreement to forebear from enforcement of their rights to the payment of principal under the debenture until June 15, 2003, they received a one-time up-front fee of $50 per $1,000 of bond principal held by them. Also, the privilege to convert the bonds into our common stock was adjusted from $48.00 per share on the 8% Debentures to $.34 and from $0.39 per share on the 8.25% Debentures to $.34. Note that these reductions in the conversion prices of the outstanding debentures increases the chances that such debentures would be converted, diluting your interest as a stockholder.

The remaining principal balance of $3,526,000 due bond holders who did not accept the extension offer was repaid in cash from loans made to us by ICC Industries Inc. On June 10, 2002, we repaid $400,000 of bonds due the New Jersey Economic Development Authority, also with funds provided by ICC.

Current Financial Statements

The following financial statements and management's discussion and analysis of results of operations and financial condition relating to the period covered by such financial statements are attached to this supplement:

           Nine Months Ended March 30, 2002 (unaudited):

Consolidated Balance Sheet at March 30, 2002
Consolidated Statements of Operations for the nine months and three months ended March 30, 2002 and March 31, 2001
Consolidated Statements of Cash Flows for the six months ended March 30, 2002 and March 31, 2001
Notes to Condensed Consolidated Financial Statements
Management's Discussion and Analysis of Operations and Financial Condition

The Rights Offering (the following is taken from the prospectus and revised to reflect the extension of the exercise date; for more information, please consult the prospectus, especially pages 64 through 74):

Why a Rights Offering	We are undertaking this rights offering for two reasons: First, to enable our stockholders (other than ICC) to be able to purchase additional shares of our common stock at the same price as was used to effectuate conversions of debt and preferred stock by ICC in December 2001 and January 2002. Second, to raise additional capital so that we can be in a better position to carry out our principal objectives.

Number of Rights	Each record holder of common stock at the close of business on May 7, 2002, which is the record date for this offer, is receiving 2.8 transferable subscription rights for each share of common stock held of record on that date. Each holder of an option to purchase common stock will receive 2.8 rights for each share of common stock which such holder has the right to acquire whether or not vested under an option agreement on the record date. The aggregate number of rights which we issued to each holder was rounded up to the next whole number to avoid the issuance of fractional rights. An aggregate of approximately 34,467,741 shares of common stock (which includes an estimated 25,000 additional shares to reflect the rounding up of fractional rights) will be sold if all rights are exercised.

Determination of Ratio and Price	The $.34 per share price was used since that was the price used to convert the ICC-owned debt and preferred stock for its December 2001 and January 2002 conversions. The factor used to determine the ratio of 2.8 rights for each share of common stock is that such ratio would allow non-ICC stockholders to restore their percentage interests to the level that existed prior to the recent ICC conversions.

Subscription Privilege	Rights holders are entitled to purchase one share of common stock for each right held.

Over-subscription Privilege	If you fully exercise the basic subscription privilege, you may also purchase additional shares of common stock at the subscription price that are not purchased by other stockholders. If there are not enough shares available to fill all subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege.

Subscription Price	$.34 per share of common stock being purchased, payable in cash.

Shares of Common Stock Outstanding After Offering	As of the date of this prospectus, there were 85,267,814 shares of common stock, $.08 par value outstanding, of which holders of 10,778,979 shares are being offered rights as described in this prospectus. ICC Industries Inc., the holder of 74,488,835 shares, is not being offered rights for the reason that one of the purposes of the offering is to allow our other stockholders to increase their percentage interests in the company to offset the recent increase in ICC's stock ownership from conversions of debt and preferred stock. In addition, holders of stock options eligible to purchase 1,522,000 shares of common stock have rights to purchase common stock in the event of a rights offering as described in this prospectus.

If all of the rights being issued (assuming 25,000 additional shares for rounding-up) are exercised, a total of 34,467,741 additional shares of common stock will be issued. Accordingly, assuming all of the offered shares of common stock are issued, subsequent to the exercise of any options or conversion of any related securities, there will be 119,735,555 shares of common stock outstanding after the rights offering. ICC currently owns approximately 87.4% of our outstanding stock. If all rights are exercised by the holders (assuming that ICC does not purchase any rights), ICC will own approximately 62.2% of the outstanding stock.

Use of Proceeds	If the offering is fully subscribed, we intend to use up to approximately $6 million of the net proceeds for the retirement of certain existing debt and the balance, if any, for general corporate purposes, including working capital, potential expansion of manufacturing capabilities and acquisitions. Should we receive only a portion of the maximum amount obtainable from the offering, we intend to use those net proceeds for working capital, retirement of debt, and potential expansion of manufacturing capabilities.

Transferability of Rights	Until the close of business on the last trading day prior to the expiration date, the rights may be bought and sold in private transactions or in normal market transactions, such as those through stockbrokers, assuming a market develops for the rights. The sale of the rights may involve the payment of a commission and applicable taxes, if any. No trading market exists as of the date of this prospectus for the rights. There is no assurance that any market for the rights will develop, or if developed, will be sustained. There has been no prior trading in the rights, and no assurance can be given that a trading market will develop for the rights.

Record Date	May 7, 2002. This is the date on which it is determined who is a holder of shares or options and thereby eligible to receive rights.

Expiration Date	August 9, 2002 at 5:00 p.m., New York City time, or such later time to which the offering may have been extended at our discretion. The number and length of any such extensions will be set at the time of any such extension. Rights not exercised prior to the expiration date will expire and become worthless.

Procedure for Exercising Rights by Non-Foreign Stockholders	The rights may be exercised by properly completing the subscription certificate and forwarding it (or following the guaranteed delivery procedures described below), with payment of the subscription price of $.34 for each share of common stock being purchased, to the subscription agent, which must receive such subscription certificate or notice of guaranteed delivery and payment with sufficient time for checks to clear by the expiration date. If subscription certificates are sent by mail, rights holders are urged to use insured, registered mail. Once a rights holder has exercised its rights, such exercise may not be revoked.

Procedure for Exercising Rights by Foreign Stockholders	Subscription certificates will not be mailed to record holders of common stock whose addresses are located outside the United States and Canada, but will be held by the subscription agent for their accounts until the subscription agent receives instructions to exercise or transfer the rights.

Persons Holding Common Stock or Wishing to Exercise Rights Through Others	Persons holding shares of common stock beneficially, and receiving the rights issuable with respect to such shares, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates for common stock directly who would prefer to have such institutions effect transactions relating to the rights on their behalf, should contact the appropriate institution or nominee and request it to effect such transaction for them.

Certain Federal Income Tax Consequences	The distribution of the rights will not result in any current dividend income to you if, as we anticipate, we do not have any earnings and profits for our current tax year. You will have current taxable capital gain income to the extent the fair market value of the rights you receive exceeds your basis in your common stock. The exercise of the rights will not result in any taxable gain or loss to you. If you sell the rights you will generally recognize short-term capital gain or loss equal to the difference between the amount realized and the basis of the rights sold. Your basis in the common stock acquired by you through exercise of your rights will be the sum of the subscription price and your basis in the rights. Additional and different tax considerations may apply to you if you are receiving your rights as a holder of options to purchase our common stock, if you are a bank, insurance company and/or foreign person or under other particular circumstances. See "Certain Federal Income Tax Consideration" and consult with your tax advisors regarding the particular tax consequences to you relating to the rights.

Issuance of Common Stock	Certificates representing shares of common stock purchased upon exercise of the rights will be delivered to subscribers as soon as practicable after the expiration of the offer.

Subscription Agent	Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004, telephone (212) 509-4000, Extension 536, will act as subscription agent.

OTC Bulletin Board trading symbol:	PHFR

                                               CONSOLIDATED BALANCE SHEETS

                                                                            March 30,
                                                                              2002            June 30,
                                        ASSETS                             (Unaudited)         2001
                                                                           ----------       ----------

CURRENT ASSETS
   Cash                                                                  $      89,000      $    83,000
   Accounts receivable - net of allowance for doubtful accounts of
      $931,000 and $706,000                                                  6,768,000        7,034,000
   Inventories                                                              11,983,000       10,950,000
   Prepaid expenses and other current assets                                 1,100,000        1,107,000
                                                                         -------------     ------------
              Total current assets                                          19,940,000       19,174,000
PROPERTY, PLANT AND EQUIPMENT
   Net of accumulated depreciation and amortization of $27,890,000
     and $25,726,000                                                        13,997,000       13,110,000
OTHER ASSETS
   Other assets                                                                651,000          639,000
                                                                         -------------     ------------
                                                                         $  34,588,000     $ 32,923,000
                                                                         =============     ============

                                           LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
   Current portion of long-term debt                                     $   6,287,000     $  14,693,000
   Current portion of capital lease obligations                              2,175,000         2,009,000
   Due to ICC Industries Inc.                                                3,497,000         6,533,000
   Accounts payable                                                         11,363,000        11,134,000
   Accrued expenses                                                            885,000         2,575,000
                                                                         -------------     -------------

       Total current liabilities                                            24,207,000        36,944,000
                                                                         -------------     -------------

LONG-TERM DEBT DUE ICC INDUSTRIES INC.                                      12,560,000        15,904,000
                                                                         -------------     -------------

LONG-TERM DEBT                                                             10,385,000
                                                                         -------------     -------------

LONG-TERM CAPITAL LEASE OBLIGATIONS                                         4,637,000          6,048,000
                                                                         -------------     -------------

COMMITMENTS AND CONTINGENCIES (Note 2)

STOCKHOLDERS' DEFICIENCY
   Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 2,500,000 shares issued and outstanding at June 30,
      2001                                                                                    2,500,000

   Common stock, par value $.08 per share; 200,000,000
      and 40,000,000 shares authorized; 85,242,612 and 30,329,671
      shares issued and outstanding                                         6,820,000          2,427,000
   Capital in excess of par value                                          51,796,000         37,534,000
   Accumulated deficit                                                    (75,817,000)       (68,434,000)
                                                                         -------------     -------------

          Total stockholders' deficiency                                  (17,201,000)       (25,973,000)
                                                                         -------------     -------------
                                                                        $  34,588,000     $  32,923,000
                                                                         =============     =============

                                               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       (Unaudited)

                                            Nine Months Ended                            Three Months Ended
                                ------------------ --- ------------------    ------------------ -- -----------------
                                    March 30,              March 31,             March 30,              March 31,
                                      2002                   2001                  2002                   2001
                                ------------------     ------------------    ------------------ --------------------

REVENUES
 Gross sales                        $39,634,000         $39,073,000           $12,954,000          $12,391,000
 Less: sales discounts and
  allowances                            841,000           2,141,000               286,000              511,000
                                ------------------  ------------------    ------------------    -----------------
       NET SALES                     38,793,000          36,932,000            12,668,000           11,880,000
                                ------------------  ------------------    ------------------    -----------------
COST AND EXPENSES
 Cost of goods sold                  35,123,000          34,016,000            11,413,000           10,649,000
 Selling, general and
  administrative                      7,121,000           7,526,000             2,221,000            2,550,000
 Research and development               216,000             370,000                68,000              136,000
                                ------------------  ------------------    ------------------    -----------------
                                     42,460,000          41,912,000            13,702,000           13,335,000
                                ------------------  ------------------    ------------------    -----------------
       LOSS FROM
        OPERATIONS                   (3,667,000)         (4,980,000)           (1,034,000)          (1,455,000)
                                ------------------  ------------------    ------------------    -----------------
OTHER INCOME (EXPENSE)
 Interest expense                    (3,631,000)         (3,956,000)           (1,008,000)          (1,295,000)
 Other                                  279,000             228,000                92,000              149,000
                                ------------------  ------------------    ------------------    -----------------
                                     (3,352,000)         (3,728,000)             (916,000)          (1,146,000)
                                ------------------  ------------------    ------------------    -----------------
      LOSS BEFORE
       INCOME TAX BENEFIT            (7,019,000)         (8,708,000)           (1,950,000)          (2,601,000)
INCOME TAX BENEFIT                     (786,000)                                 (663,000)
                                ------------------  ------------------    ------------------    -----------------
       NET LOSS                      (6,233,000)         (8,708,000)           (1,287,000)          (2,601,000)

Preferred stock dividend
  Requirement                           100,000             150,000               -                     50,000
                                ------------------  ------------------    ------------------    -----------------
NET LOSS ATTRIBUTABLE
  TO COMMON
  STOCKHOLDERS                      $(6,333,000)        $(8,858,000)          $(1,287,000)         $(2,651,000)
                                ==================  ==================    ==================    =================

LOSS PER COMMON SHARE
  BASIC AND DILUTED             $         (0.12)        $     (0.29)          $     (0.02)         $     (0.09)
                                ==================  ==================    ==================    =================

WEIGHTED AVERAGE
  NUMBER OF COMMON
  SHARES OUTSTANDING                 51,222,000          30,330,000            82,559,000           30,330,000
                                ==================  ==================    ==================    =================

                                               CONSOLIDATED STATEMENTS OF CASH FLOW

                                                       (Unaudited)

                                                                           Nine Months Ended
                                                           ---------------------------------------------

                                                                     March 30,              March 31,
                                                                       2002                   2001
                                                            ---------------------- ----------------------

  CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                                         $(6,233,000)           $(8,708,000)
  Adjustments to reconcile net (loss) to net cash (used in)
     operating activities:
      Depreciation and amortization of property, plant and
      equipment                                                       2,164,000              2,203,000
      Amortization of bond discount, deferred financing costs and
      prepaid expenses                                                  834,000                551,000
      Amortization of deferred gain on sale/leaseback                   (71,000)              (171,000)
      Changes in operating assets and liabilities:
         Decrease in accounts receivable                                266,000              4,458,000
        (Increase) decrease in inventories                           (1,033,000)             1,577,000
        (Increase) in other current assets                             (160,000)              (471,000)
         Increase (decrease) in due to ICC Industries Inc.              120,000             (9,593,000)
        (Decrease) in accounts payable and accrued expenses          (1,385,000)            (3,414,000)
                                                                      ----------             ----------

                NET CASH (USED IN) OPERATING ACTIVITIES              (5,498,000)           (13,568,000)
                                                                      ----------            -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Increase in other assets                                             (85,000)              (243,000)
   Acquisition of property, plant and equipment                      (1,173,000)              (206,000)
                                                                      ----------            -----------

                NET CASH (USED IN) INVESTING ACTIVITIES              (1,258,000)              (449,000)
                                                                      ----------            -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Increase in Due to ICC Industries Inc.                              8,000,000             10,395,000
  Borrowings (repayments) of capital lease obligations               (1,245,000)             1,810,000
  Borrowings of long-term debt                                            7,000              1,787,000
                                                                      ----------            -----------

                NET CASH PROVIDED BY FINANCING ACTIVITIES             6,762,000             13,992,000
                                                                      ----------            -----------

                                                                          6,000                (25,000)
NET INCREASE (DECREASE) IN CASH
CASH, BEGINNING OF PERIOD                                                83,000                130,000
                                                                      ----------            -----------

CASH, END OF PERIOD                                                  $   89,000            $   105,000
                                                                      ==========            ===========

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Interim Financial Reporting

The consolidated balance sheet of Pharmaceutical Formulations, Inc. and Subsidiaries (the "Company" or "PFI") as of June 30, 2001 has been derived from the audited consolidated balance sheet for the fiscal year then ended and is presented for comparative purposes. Certain amounts have been reclassified to conform with the current period presentation.

The accompanying unaudited financial statements presume that users have read the audited financial statements for the preceding fiscal year, as filed. Accordingly, footnotes, which would substantially duplicate such disclosure, have been omitted.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Such adjustments consist of normal recurring accruals.

The results of operations and cash flows for the three months and nine months ended March 30, 2002 are not necessarily indicative of the results to be expected for a full year.

Note 2	Commitments and Contingencies

In July 2000, an action was instituted in the Circuit Court of Cook County, Illinois against the Company by Apotex Corporation and Torpharm, Inc. seeking an unspecified amount in damages and specific performance in the nature of purchasing a certain product from Apotex. The complaint alleges that PFI agreed to purchase a certain product exclusively from Apotex. The counts specified in the complaint include breach of contract, negligent misrepresentation, breach of implied covenant of good faith and fair dealing, breach of implied covenant to use best efforts, specific performance, breach of fiduciary duty, reformation and a UCC action for the price of 3 million tablets. Management believes the lawsuit is without merit and is vigorously defending against it.

The Company is a party to various other legal proceedings arising in the normal conduct of business. Management believes that the final outcome of all proceedings will not have a material adverse effect upon the Company's financial position or results of operations.

Note 3	Inventories

Inventories consist of the following:

                                                                  March 30, 2002          June 30, 2001
                                                                  --------------          --------------
                           Raw materials                             $ 3,772,000           $ 3,664,000
                           Work in progress                            1,006,000               735,000
                           Finished goods                              7,205,000             6,551,000
                                                                     -----------           -----------
                                                                     $11,983,000           $10,950,000
                                                                     ===========           ===========
Note 4	Market for Common Stock and Dividends

The Company's common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and was traded on the over-the-counter market (OTC Bulletin Board sm, Pink Sheets tm symbol: PHFR) until November 20, 2000. Effective November 20, 2000 the Company's common stock ceased to be quoted on the OTC Bulletin Board. On January 16, 2002, the Company's common stock returned to trading on the OTC Bulletin Board.

Note 5	Related Party Transactionss

ICC Industries Inc. ("ICC"), a major international manufacturer and marketer of chemical, plastic and pharmaceutical products, is the parent company. The following transactions with ICC are reflected in the consolidated financial statements as of or for the nine months ended March 30, 2002 and March 31, 2001:

                                                                            2002                 2001
                                                                   ------------------- ----------------------

                    Inventory purchases from ICC                       $    563,000            $ 1,795,000
                    Interest charges from ICC                               959,000              1,225,000

                    Accounts payable to ICC                               4,283,000              2,874,000
                    Note payable to ICC                                  12,560,000             16,404,000
                    Advances from ICC                                     8,000,000             10,395,000

Note 6	Capital Stock

On December 13, 2001, a certificate of amendment to increase the Company's authorized common shares to 200,000,000, as approved at the 2001 annual stockholders' meeting held on November 28, 2001, was filed with the Delaware Secretary of State. By virtue of this amendment, on December 21, 2001, ICC converted $15,000,000 of the Company's indebtedness into 44,117,647 common shares. In addition, on January 2, 2002, ICC converted its 2,500,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock and unpaid dividends on such preferred stock into 10,735,294 common shares. Both conversions were effected at a conversion rate of $.34 per common share. Such conversions were effected pursuant to letter agreements between the Company and ICC dated October 25, 2001 and December 21, 2001.

Before the conversions, ICC owned 19,635,894 common shares (approximately 64.7% of the outstanding common shares). Following the December 21st conversion, ICC owned 63,753,541 common shares (approximately 85.6% of the outstanding common shares). Following the January 2nd conversion, ICC owned 74,488,835 common shares (approximately 87.4% of the outstanding common shares).

ICC and the Company have agreed to offer the minority shareholders the right to subscribe for a proportionate number of common shares, also at $.34 per share, in order that their interests will not be diluted. In connection therewith, the Company is currently conducting a rights offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Gross sales for the nine months ended March 30, 2002 were $39,634,000 as compared to $39,073,000 in the comparable period in the prior fiscal year. Sales to two customers, CVS, Inc. and Costco Wholesale, were $8,528,000 or 22% of sales for the nine months ended March 30, 2002 as compared to $10,024,000 or 26% of sales in the comparable period in the prior fiscal year. Gross sales for the three months ended March 30, 2002 were $12,954,000 as compared to $12,391,000 in the comparable period of the prior fiscal year.

Net sales for the nine months ended March 30, 2002 were $38,793,000 as compared to $36,932,000 in the prior year period, an increase of $1,861,000 or 5%. Net sales for the three months ended March 30, 2002 were $12,668,000 as compared to $11,880,000 in the prior year period, an increase of $788,000 or 7%. The increase in net sales had been favorably affected by a reduction in sales discounts and allowances related in part to prior years' business.

Cost of sales as a percentage of net sales was 91% for the nine months ended March 30, 2002 as compared to 92% in the prior fiscal year period. Cost of sales as a percentage of net sales was 90% for the three months ended March 30, 2002 and 2001. The decrease for the nine months ended March 30, 2002 resulted primarily from the reduced sales discounts.

Results for the three and nine months ended March 30, 2002 were adversely affected by approximately $581,000 and $1,146,000 of costs related to the start-up of long-term supply arrangements with two major pharmaceutical companies. In addition, in order to comply with specific governmental labeling requirements, certain inventory was sold at distressed prices, which had an adverse impact in the in the nine- month period. Selling, general and administrative expenses were $7,121,000 or 18% of net sales for the nine months ended March 30, 2002 as compared to $7,526,000 or 20% of net sales for the comparable period in the prior fiscal year. Selling, general and administrative expenses were $2,221,000 or 18% of net sales for the three months ended March 30, 2002 as compared to $2,550,000 or 21% of net sales in the comparable period in the prior fiscal year. The decrease in expenses is primarily the result of reductions in distribution expenses and sales and marketing expenses.

Research and development costs were $216,000 for the nine months ended March 30, 2002 as compared to $370,000 for the comparable period in the prior fiscal year. Research and development costs were $68,000 for the three months ended March 30, 2002 as compared to $136,000 in the comparable period in the prior fiscal year.

Interest expense was $3,631,000 for the nine months ended March 30, 2002 as compared to $3,956,000 in the comparable period in the prior fiscal year. Interest expense was $1,008,000 for the three months ended March 30, 2002 as compared to $1,295,000 in the comparable period in the prior fiscal year. The decrease in interest expense for the three months and nine months ended March 30, 2002 is primarily a result of ICC debt conversion into equity. (See Note 6)

On December 21, 2001, ICC converted $15,000,000 of the Company's indebtedness into 44,117,647 common shares to increase its ownership to 85.6% of the outstanding common shares. On January 2, 2002, ICC converted its 2,500,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock and unpaid dividends on such preferred stock into 10,735,294 common shares, further increasing its ownership to 87.4% of the outstanding common shares. The Company and ICC will file a consolidated federal income tax return. For reporting purposes, the provision (benefit) for income taxes is computed by a separate company basis. As a result, the Company has recorded a tax benefit of $663,000 and $786,000 in the three months and nine months ended March 30, 2002.

The Company reported net losses of $6,233,000 and $1,287,000 for the nine and three months ended March 30, 2002, respectively, or $.12 and $.02 per basic and diluted share, as compared to net losses of $8,708,000 and $2,601,000, respectively, or $.29 and $.09 per basic and diluted share, in the comparable periods in the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Total cash generated during the nine months ended March 30, 2002 was $6,000.

Total funds used in operating activities were $5,498,000 for the nine months ended March 30, 2002. This level was attributable to the loss of $6,233,000, an increase in amounts due to ICC Industries Inc. of $906,000 in support of the Company's working capital needs, a decrease in accounts payable and accrued expenses of $1,385,000 and an increase in other current assets of $160,000, offset by non cash charges, principally depreciation and amortization, of $2,927,000, a decrease in accounts receivable of $266,000 and a increase in inventories of $1,033,000.

Net cash used in investing activities for the nine-month period ended March 30, 2002 was $1,258,000 attributable to an increase in other assets and capital expenditures.

Net cash provided by financing activities for the nine months ended March 30, 2002 was $6,762,000, which was used primarily to support the operating needs of the Company. During the nine months ended March 30, 2002, the Company has borrowed $8,000,000 from ICC. On December 28, 2001, the Company entered into an equipment financing arrangement with G.E. Capital Corporation for $1,943,000, whereby certain operating leases have been converted to an equipment loan. This will have a favorable effect on the Company's operating results and cash flow.

Current assets at March 30, 2002 include $6,768,000 of accounts receivable as compared to $7,034,000 at June 30, 2001. Current assets also include $11,983,000 of inventory as compared to $10,950,000 at June 30, 2001. The increase is related to purchases of materials to meet anticipated sales orders. Current liabilities also include $12,248,000 of accounts payable and accrued expenses as compared to $13,709,000 at June 30, 2001.

The Company has convertible subordinated debentures and capitalized lease obligations, which together with the line of credit borrowings have a substantial impact on the cash requirements in terms of principal and interest payments. The Company's line of credit agreement was extended through December 31, 2003.

The Company has a deferred tax asset of approximately $13,000,000 before the full valuation allowance at March 30, 2002, which consists of future tax benefits of net operating loss carry forwards and various other temporary differences.

Based on the assessment of all available evidence including the loss for the current period, its inconsistent operating results in prior years, the current status of the Company's business and the uncertainty with respect to generating taxable income in future years, management has recorded a valuation allowance on the total of the deferred tax asset. Reductions in the valuation allowance, which could benefit results of operations in the future, will be recorded when, in the opinion of management, the Company's ability to generate taxable income is considered more likely than not. Any realization of this asset in future periods would improve the liquidity of the Company.

On December 21, 2001, ICC converted $15,000,000 of the Company's indebtedness into 44,117,647 common shares to increase its ownership to 85.6% of the outstanding common shares. On January 2, 2002, ICC converted its 2,500,000 shares of Series A Cumulative Redeemable Convertible Preferred Stock and unpaid dividends on such preferred stock into 10,735,294 common shares, further increasing its ownership to 87.4% of the outstanding common shares. The Company and ICC will file a consolidated federal income tax return.

The Company intends to spend an estimated $500,000 to $1,000,000 for capital improvements in the fiscal year ending June 29, 2002 to increase manufacturing capacity and reduce costs. The Company anticipates that these capital expenditures will be funded through equipment lease financing and working capital. While the Company has in the past had no difficulty in obtaining such financing, there can be no assurance that it will obtain the lease financing in the future.

ICC has supported the Company by providing loans, replacing loans from its asset-based lenders and providing the Company with working capital.

The Company has extended its working capital facility through December 31, 2003. ICC has committed to provide the Company with the necessary financing to continue its operations through calendar 2003. The Company believes that cash flow from its revolving credit and equipment and term loan financing, plus continued financial support from ICC, will be sufficient to fund the Company's currently anticipated working capital, capital spending and debt service requirements (including approximately $6 million of indebtedness scheduled to be repaid in June 2002) through calendar 2003.